www.augustaresource.com

March 5, 2014

VIA EMAIL

Mr. Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Augusta Resource Corporation Schedule 14D-9F Filed February 24, 2014 File No. 005-82241

Dear Mr. Kruczek:

Pursuant to your correspondence dated February 27, 2014, set forth below are our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the above referenced filing. For your convenience, all text of the Staff’s comments is set forth in bold text followed by the responses of Augusta Resource Corporation (“Augusta” or the “Company”).

Certain confidential portions of this letter have been omitted by means of redacting a portion of the text and replacing it with “***”. Pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 83”), the Company has separately submitted a copy of this letter containing the redacted text to the Staff and requested confidential treatment for the redacted text.

Schedule 14D-9F

1.
Please tell us how you concluded you are eligible to file on Schedule 14D-9F. We note the instructions to the Form stating that one is eligible to use that Form when subject to a tender offer filed on Schedule 14D-1F. As you know, the current exchange offer by HudBay Minerals was filed on Schedule TO-T rather than Schedule 14D-1F.

Response:

The Company acknowledges the Staff’s comment that the instructions to the Schedule 14D-9F state that one is eligible to use that Form when subject to a tender offer filed on Schedule 14D-1F and that the exchange offer (the “HudBay Offer”) by HudBay Minerals Inc. (“HudBay”) was filed on Schedule TO-T rather than Schedule 14D-1F. The Company, together with its outside counsel, gave extensive consideration to the question of the Company’s obligations under the U.S. tender offer rules, including with respect to Schedule 14D-9, and, based on that consideration for the reasons described below, concluded that the correct course for the Company was to file on Schedule 14D-9F notwithstanding the filing by HudBay on Schedule TO-T.

***Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83	Confidential Treatment Requested by Augusta Resource Corporation ARC-1

HudBay was eligible to file the HudBay Offer on a Schedule 14D-1F based on the fact that U.S. holders owned less than 40% of Augusta shares as of the relevant measurement date (September 30, 2013).  Based on numbers obtained by the Company from The Depository Trust & Clearing Corporation, CDS Clearing and Depository Services Inc. and the Company’s transfer agent, the Company has determined that U.S. holders held approximately 25% of Augusta shares as of September 30, 2013. In addition, under Rule 14d-1(b), HudBay was entitled to presume that U.S. holders held less than 40% of Augusta shares because the trading volume over the preceding 12 months in the U.S. was less than the trading volume in Canada over that period, as is clear from the trading volumes shown on pages 43 – 45 of HudBay’s own Offer to Purchase.  Accordingly, under Rule 14d-1(b) of the Securities Exchange Act of 1934 (the “Act”), which implements in part the U.S.-Canadian multi-jurisdictional disclosure system regime (the “MJDS”), the Company ordinarily would be deemed to comply with the requirements imposed by sections 14(d)(1) through 14(d)(7) of the Act, Regulation 14D and Schedule 14D-9 thereunder, and Rule 14e-1 of Regulation 14E under the Act if it files a Schedule 14D-9F.

The HudBay Offer thus raised the question for the Company of whether, in the context of an offer that otherwise is eligible for the MJDS exemptions, a decision by a Canadian bidder for a Canadian target company to voluntarily file its offer on a Schedule TO-T may deprive the target company of the benefit of those exemptions.1  After extensive consideration with outside counsel of the text of the MJDS (including both Rule 14d-1(b) and the instructions to Schedules 14D-1F and 14D-9F), the purposes of the MJDS, the level of U.S. ownership of the Company and prior SEC statements concerning the MJDS, the Company concluded that the correct view is that a Canadian target company does not lose its own MJDS exemptions by reason of actions taken by a hostile bidder.  The alternative view would not be consistent with the SEC’s stated goals in adopting the MJDS, would not be consistent with the structure of the MJDS, would not be necessary for protection of the interests of U.S investors and would not be clearly supported in the text of the MJDS itself.  In addition, in our view, it would also be inconsistent with the equitable treatment of bidders and targets under the Williams Act and the MJDS for a hostile bidder to be able to take actions that deprive a target company of an otherwise available exemption.

Given that the Company is entitled under the MJDS to an exemption from the requirement to file a Schedule 14D-9, the Company determined that it should file its Directors’ Circular under cover of Schedule 14D-9F (rather than, for example, filing the Directors’ Circular on Form 6-K).  The Company made this determination, notwithstanding the instructions to Schedule 14D-9F, given the objective of the MJDS of equal treatment of U.S. investors and the likely expectations of U.S. investors with respect to a filing on Schedule 14D-9F.

Notwithstanding the Company’s determination to file on Schedule 14D-9F, the Company has taken several actions intended to ensure that U.S. shareholders receive equivalent information as they would have received if the Company had filed on Schedule 14D-9. First, the Company has filed communications relating to the HudBay Offer on the date of first use on a Form 6-K, notwithstanding the lack of a requirement to do so under the MJDS. Second, the Company drafted the Directors’ Circular to be in material compliance with the disclosure requirements of Schedule 14D-9 in addition to the disclosure requirements under applicable Canadian law. Finally, the Company intends to file materials relating to the HudBay Offer on an on-going basis as amendments to Schedule 14D-9F, even if such materials are not explicitly required to be filed. The Company acknowledges that the determination of eligibility was a difficult question, and it only made this determination after substantial consideration of the applicable rules and the factual circumstances and consultation with its outside counsel.

1 The Company does not know why HudBay declined to take advantage of the MJDS exemptions. HudBay did not consult with the Company prior to HudBay’s decision not to rely on the exemptions, prior to HudBuy commencing its hostile tender offer, or otherwise. Shortly after the Company first became aware of HudBay’s intention to make the HudBay Offer on February 9, 2014, the Company began the inquiries necessary to confirm the U.S. shareholding in the Company, but the Company did not receive the data prior to HudBay filing its Schedule TO-T on February 11, 2014.

***Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83	Confidential Treatment Requested by Augusta Resource Corporation ARC-2

Directors’ Circular – General

2.
Throughout the Circular, you note that Augusta is “aggressively pursuing value-maximizing alternatives to the HudBay Offer.” (see page x) While it seems from your disclosure that these discussions have not yet resulted in any agreements or specific plans requiring additional disclosure, you do note that Augusta has been approached or has approached (through its financial advisors) “a number of third parties” and that your Board of Director’s believes that “Augusta and its assets are potentially very attractive to other parties in addition to HudBay.” Throughout the Directors’ Circular, you tout the existence of these possible strategic alternatives in support of the Boards’ rejection of the HudBay Offer. Expand your discussion of the strategic alternatives considered to include additional details such as the form of the alternative transactions analyzed, the approximate time frame of such transactions, the form of consideration to be received by Augusta shareholders (to the extent known) and any other updates on the status of the discussions or analyses.

Response:

The Directors’ Circular currently includes details about the efforts undertaken to date with respect to pursuing value-maximizing alternatives to the HudBay Offer, including, in particular on page 21. In order to make this clearer to investors, the Company has added disclosure to page x in amendment no. 1 to the Schedule 14D-9F (the “Amendment”) referring investors to the more complete description on page 21.

Those discussions and efforts are ongoing; however, none of the discussions have progressed to the point where the Company is able to include specific details regarding the form of alternative transactions analyzed, the approximate time frame of such transactions or the form of consideration to be received by Augusta shareholders. Even if such disclosure would be possible at this time, the Company, in consultation with its outside counsel, believes that such additional disclosure prior to entering into an alternative transaction would impair the ability of the Company to negotiate a value-maximizing transaction, including, but not limited to, alternatives to the HudBay Offer and would, therefore, not be in the best interest of Augusta and its shareholders.

The Company also notes that no such disclosure would be required under existing disclosure principles applicable to Schedule 14D-9, which permit a subject company not to disclose the possible terms of an alternative transaction if an agreement in principle has not been reached at the time of filing if in the opinion of the board of directors of the subject company disclosure would jeopardize continuation of the negotiations. In that case, disclosure indicating that negotiations are being undertaken or are underway and are in the preliminary stages is sufficient. The Board of Directors of the Company believes disclosure of the details of particular alternative transactions would jeopardize continuation of the Company’s efforts to pursue alternative strategic transactions.

***Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83	Confidential Treatment Requested by Augusta Resource Corporation ARC-3

3.	See our last comment above. In particular, explain whether there are transactions being considered other than an acquisition of Augusta. If so, provide the details requested, to the extent known.

Response:

As noted above in response to Comment 2, the Company’s efforts and discussions with respect to alternative strategic transactions are ongoing. The Company believes disclosure of the details of the particular alternative transactions the Company might undertake would impair the ability of the Company to negotiate a value-maximizing transaction, including, but not limited to, alternatives to the HudBay Offer and would, therefore, not be in the best interest of Augusta and its shareholders. The Company also notes that disclosure would not be required under existing disclosure principles applicable to Schedule 14D-9 as described above in response to Comment 2.

4.
In several places throughout the Circular, you note that three other shareholders of Augusta besides Ross J. Beaty and directors and officers of the Company have stated they will not tender into the HudBay Offer, thereby making it virtually sure to fail. Please identify the shareholders to whom you refer and describe how and when they notified you of their intentions with respect to the Offer.

Response:

***

5.
Notwithstanding the absence of a specific item requirement in the Schedule 14D-9F, advise us of whether consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board.

Response:

Prior to filing its Schedule 14D-9F, the Company gave serious consideration to the need and desirability of summarizing the Company’s discussions with its financial advisors in greater detail, as well as whether it would be necessary or appropriate to attach any written analyses or presentation materials prepared by its financial advisors.

The Company, in consultation with its outside counsel, believes that the additional disclosures requested by the Staff would impair the ability of the Company to negotiate a value-maximizing transaction, including, without limitation, alternatives to the HudBay Offer and would therefore not be in the best interest of Augusta and its shareholders.  The Company believes that the existing disclosure relating to the financial advisors contained in the Schedule 14D-9F satisfies all relevant legal requirements and is consistent with past practice in the context of unsolicited tender offers.  The Company believes that no additional disclosure is necessary to make the statements made in the Schedule 14D-9F, in light of the circumstances under which they are made, not materially misleading.

***Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83	Confidential Treatment Requested by Augusta Resource Corporation ARC-4

Notice Regarding Information, page iv

6.
We note the statement here regarding not assuming any responsibility for “the accuracy or completeness” of the information to which you refer. You may not disclaim responsibility for your disclosure. Please revise accordingly.

Response:

The Company acknowledges the Staff’s comment and is deleting the statement on page iv of the Directors’ Circular in the Amendment.

Scotiabank and TD Securities have provided written opinions . . ., page x

7.	When you discuss in this document the opinion provided by Scotiabank, please also disclose its affiliation with 1832 Asset Management, as noted on pages 23 and A-1.

Response:

The Company acknowledges the Staff’s comment and is adding the requested disclosure to pages x, 16 and 22 of the Directors’ Circular in the Amendment.

Background to the Offer, page 19

8.
Please revise to clarify what, if any, negotiations or discussions took place between December 6 and 12, 2013 and February 9, 2014. Your disclosures regarding the former dates and discussions in October 2013 indicate that the parties were considering a friendly business combination at that time. However, considering the nature of the pending offer, it is unclear what, if anything, led the parties to abandon those efforts.

Response:

The Company acknowledges the Staff’s comment and is adding disclosure about the lack of negotiations and discussions between December 12, 2013 and February 9, 2014 to page 19 of the Directors’ Circular in the Amendment.

Financial Advisors and Opinions, page 22

9.	Please delete the limitation on reliance in each financial advisor’s opinion on pages A-2 and B-6.

Response:

The Company acknowledges the Staff’s comment and is including in the Amendment revised opinions that eliminate the limitation on reliance.

10.
It appears from pages A-2 and B-3 that non-public projections and forecasts may have been provided to the financial advisors and used in their analysis. Please tell us what consideration was given to disclosing this information so that shareholders can understand the basis for the financial advisors’ opinions on the offer.

Response:

Prior to filing its Schedule 14D-9F, the Company gave serious consideration to the need and desirability of disclosing certain non-public projections and forecasts provided to the financial advisors and used in their analysis. However, the Company, in consultation with its outside counsel, believes that additional disclosures requested by the Staff would impair the ability of the Company to negotiate a value-maximizing transaction, including without limitation, alternatives to the HudBay Offer and would therefore not be in the best interest of Augusta and its shareholders.  The Company believes that the existing disclosure relating to the financial advisors contained in the Schedule 14D-9F satisfies all relevant legal requirements and is consistent with past practice in the context of unsolicited tender offers.  The Company believes that no additional disclosure is necessary to make the statements made in the Schedule 14D-9F, in light of the circumstances under which they are made, not materially misleading.

***Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83	Confidential Treatment Requested by Augusta Resource Corporation ARC-5

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact Richard Hall at (212) 474-1293 or Andrew R. Thompson at (212) 474-1802.  I would appreciate if you would send your response by email to Richard Hall at rhall@cravath.com and Andrew R. Thompson at athompson@cravath.com, or by facsimile at (212) 474-1000.

Very truly yours,

AUGUSTA RESOURCE CORPORATION

by

/s/ Gilmour Clausen
Gilmour Clausen President and Chief Executive Officer

***Denotes information omitted and provided under separate cover to the Staff pursuant to Rule 83	Confidential Treatment Requested by Augusta Resource Corporation ARC-6